Exhibit 99.1

Bitdeer Reports Unaudited Financial Results for the First Quarter of 2025

SINGAPORE, May 15, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining, today released its unaudited financial results for the first quarter ended March 31, 2025.

Q1 2025 Financial Highlights

All amounts compared to Q1 2024 unless otherwise noted

●	Total revenue was US$70.1 million vs. US$119.5 million.

●	Cost of revenue was US$73.4 million vs. US$85.4 million.

●	Gross profit was negative US$3.2 million vs. positive US$34.1 million.

●	Net income was US$409.5 million vs. US$0.6 million.

●	Adjusted EBITDA[1] was negative US$56.1 million, vs. positive US$27.3[2] million.

●	Cash and cash equivalents were US$215.6 million as of March 31, 2025.

●	Crypto balance: US$131.1 million as of March 31, 2025.

Management Commentary

“This quarter marked the continued execution of our SEALMINER roadmap,” said Matt Kong, Chief Business Officer at Bitdeer. “We have energized 3.7 EH/s and 0.5 EH/s of SEALMINER A1 and SEALMINER A2, respectively, bringing our self-mining hashrate to 12.4 EH/s by the end of April. With our SEALMINER mining rigs quickly coming off the production line and ample global power capacity available, we expect to achieve rapid growth in our self-mining hashrate towards our 40 EH/s target by October 2025. Looking ahead, our R&D efforts are now focused on our SEALMINER A4 project, for which we are targeting an unprecedent chip efficiency of approximately 5 J/TH at the chip level. We believe this new chip design will revolutionize the way Bitcoin mining ASICs are made in the future and tape-out is on track for Q4 2025. We believe SEALMINER A4, along with our 3rd generation chip, will position Bitdeer as the leading supplier of the world’s most energy efficient mining rigs.”

Mr. Kong concluded, “On the energy front, construction of our global power infrastructure remains on schedule. We expect to have nearly 1.6 GW of available global power capacity by the end of Q2 2025 and 1.8 GW by year-end. As part of our HPC/AI initiative, we engaged Northland Capital Markets in March to serve as our financial advisor for the development of our HPC/AI data center strategy. We have advanced our discussions with development partners and potential end users regarding selected large-scale sites in the U.S. targeted for HPC and AI cloud infrastructure.”

Operational Summary

Metrics	Three Months Ended Mar 31
	2025	2024
Total hash rate under management (EH/s)	24.2	22.5
- Proprietary hash rate	12.1	8.4
- Self-mining	11.5	6.7
- Cloud Hash Rate	-	1.7
- Delivered but not yet hashing	0.6	-
- Hosting	12.1	14.1
Mining rigs under management	175,000	226,000
- Self-owned	97,000	86,000
- Hosted	78,000	140,000
Bitcoin mined (self-mining only)	350	911
Bitcoins held	1,156	58
Total power usage (MWh)	881,000	1,361,000
Average cost of electricity ($/MWh)	48	43
Average miner efficiency (J/TH)	29.0	31.7

Power Infrastructure Summary (as of April 30, 2025)

Site / Location	Capacity (MW)	Status	Timing[3]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	120	Online	Completed
- Gedu, Bhutan	100	Online	Completed
- Jimeling, Bhutan	132	Online	Completed
Total electrical capacity	1,098[4]
Pipeline capacity
- Tydal, Norway Phase 2	105	In progress	Q2 2025
- Massillon, Ohio	221	In progress	Q3-Q4 2025
- Clarington, Ohio Phase 1	266	Paused	TBD
- Clarington, Ohio Phase 2	304	Pending approval	TBD
- Jigmeling, Bhutan	368	In progress	Q2 2025
- Rockdale, Texas	179	In planning	Estimate 2026
- Alberta, Canada	99	In planning	Q4 2026
- Oromia Region, Ethiopia	50	In planning	Q4 2025
Total pipeline capacity	1,592
Total global electrical capacity	2,690

Financial MD&A

All variances are current quarter compared to the same quarter last year. All figures in this section are rounded4.

Q1 2025 High-Level P&L and Disaggregated Revenue Details:

US $ in millions	Three Months Ended
	March 31, 2025	Dec 31, 2024	March 31, 2024
Total revenue	70.1	69.0	119.5
Cost of revenue	(73.4)	(63.9)	(85.4)
Gross profit/(loss)	(3.2)	5.1	34.1
Net profit/(loss)	409.5	(531.9)	0.6
Adjusted EBITDA	(56.1)	(3.8)	27.3[2]
Cash and cash equivalents	215.6	476.3	118.5

US $ in millions	Three Months Ended Mar 31, 2025
Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting	Sales of SEALMINERs
Revenue	37.2	0.1	9.6	16.3	4.1
Cost of revenue
- Electricity cost in operating mining rigs	(24.0)	-	(6.8)	(11.4)	-
- Depreciation and SBC expenses	(13.7)	(0.1)	(1.5)	(2.6)	-
- Cost of products sold	-	-	-	-	(3.3)
- Other cash costs	(3.4)	-	(0.9)	(1.5)	-
Total cost of revenue	(41.0)	(0.1)	(9.1)	(15.4)	(3.3)
Gross profit/(loss)	(3.8)		0.5	0.9	0.8

US $ in millions	Three Months Ended Mar 31, 2024
Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting	Sales of SEALMINERs
Revenue	48.4	18.1	29.0	19.5	-
Cost of revenue
- Electricity cost in operating mining rigs	(26.2)	(5.3)	(14.0)	(13.1)	-
- Depreciation and SBC expenses	(8.7)	(3.2)	(3.0)	(2.0)	-
- Other cash costs	(2.7)	(1.0)	(1.6)	(1.1)	-
Total cost of revenue	(37.6)	(9.6)	(18.6)	(16.2)	-
Gross profit	10.8	8.5	10.3	3.2	-

Q1 2025 Management’s Discussion and Analysis (compared to Q1 2024)

Revenue

●	Total revenue was US$70.1 million vs. US$119.5 million.
●	Self-mining revenue was US$37.2 million vs. US$48.4 million, primarily due to the effect of the April 2024 halving and higher global network hashrate, partially offset by the increase in the average self-mining hashrate for the quarter by 44.8% to 9.7 EH/s from 6.7 EH/s last year and higher year-over-year Bitcoin prices.
●	Cloud Hash Rate revenue was US$0.1 million vs. US$18.1 million. The decline was primarily due to expiration of long-term Cloud Hashrate contracts and subsequent reallocation of nearly all machines to self-mining operations by the end of 2024.
●	General Hosting revenue was US$9.6 million vs. US$29.0 million. The decline was primarily due to the expiration of certain hosting customer contracts as well as the removal of older and less efficient machines by other hosting customers following the April 2024 halving as a result of reduced mining economics.
●	Membership Hosting revenue was US$16.3 million vs. US$19.5 million. Similar to general hosting, the decline was primarily driven by customers scaling down operations for older and less efficient rigs following the April 2024 halving as a result of reduced mining economics.
●	SEALMINER sales revenue was US$4.1 million.

Cost of Revenue

●	Cost of revenue was US$73.4 million vs US$85.4 million. The decrease was primarily driven by lower power usage from hosted mining rigs, partially offset by the increase in costs of SEALMINERs sold to customers and depreciation expenses for SEALMINER launched in our datacenters during Q1 2025.

Gross Profit and Margin

●	Gross profit was negative US$3.2 million vs. positive US$34.1 million.
●	Gross margin was -4.6% vs. 28.6%.

Operating Expenses

●	The sum of the operating expenses below was US$75.8 million vs. US$37.8 million.
●	Selling expenses were US$1.4 million vs. US$1.7 million, about flat year-over-year.
●	General and administrative expenses were US$15.4 million vs. US$15.0 million, about flat year-over-year.
●	Research and development expenses were US$59.0 million vs. US$21.2 million, primarily due to higher R&D costs related to the one-off development and tape out costs of SEAL03 chip, higher engineering costs related to the Company’s ASIC development roadmap, and non-cash amortization expenses of intangible assets related to the acquisition of FreeChain in Q4 2024.

Other Net Gain

●	Other net gain was US$503.1 million primarily due to the non-cash, fair value changes of derivative liabilities, which were the US$448.7 million of gain on fair value changes for the convertible notes issued in August 2024 and November 2024 and the US$58.4 million of gain on fair value changes for the Tether warrants.

Net Income

●	Net income was US$409.5 million vs. US$0.6 million.

Adjusted Profit / (Loss) (Non-IFRS)5

●	Adjusted loss was US$89.8 million vs. adjusted profit of US$9.7[2] million. The change was primarily due to the year-over-year revenue decline, lower gross profit margins and higher R&D expenses as described above.

Adjusted EBITDA (Non-IFRS)

●	Adjusted EBITDA was negative US$56.1 million vs. positive US$27.3[2] million. The decrease was primarily due to the year-over-year revenue decline, lower gross profit margins as a result of the halving and higher R&D expenses as described above.

Cash Flows

●	Net cash used in operating activities was US$284.0 million, primarily driven by working capital payments to suppliers for SEALMINER mass production.
●	Net cash used in investing activities was US$73.6 million, which included US$45.7 million of capital expenditures for infrastructure construction and mining rigs, US$18.2 million for the purchase of cryptocurrencies, US$21.9 million to acquire the site and gas-fired power project in Alberta, and US$12.3 million of proceeds from disposal of cryptocurrencies from principal business.
●	Net cash generated from financing activities was US$94.9 million, primarily driven by US$118.4 million net proceeds from issuance of ordinary shares and partially offset by US$21.0 million used for share repurchases.

Capex

●	2025 power and datacenter infrastructure capex lowered to be in the range of US$260 to US$290 million from prior guidance of US$340 to US$370 million primarily due to the pause of bitcoin-mining infrastructure construction at Bitdeer’s Clarington, Ohio site due to advancing discussions with development partners and potential end users for HPC/AI. This updated range includes reported infrastructure capex in Q1.

Balance Sheet

As of March 31, 2025 unless stated otherwise (compared to December 31, 2024)

●	US$215.6 million in cash and cash equivalents, US$131.1 million in cryptocurrencies and US$215.4 million in borrowing.
●	US$381.7 million prepayments and other assets, up from US$310.2 million. Change primarily driven by advanced payments to suppliers for SEALMINER mass volume production.
●	US$153.7 million inventories, up from US$64.9 million. Increase driven by wafers, chips, WIP and finished SEALMINER inventory.
●	US$256.8 million derivative liabilities mainly due to the issuance of warrants to Tether, and convertible senior notes issued in August 2024 and November 2024.

Further information regarding the Company’s first quarter 2025 financial and operations results can be found on the SEC’s website https://sec.gov and the Company’s Investor Relations website https://ir.bitdeer.com.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, please visit https://ir.bitdeer.com/ or follow Bitdeer on X @BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date. Separate

[1]	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, and changes in fair value of cryptocurrency-settled receivables and payables.
[2]	During the current period, we revised definition of our previously reported non-IFRS Adjusted Profit and Adjusted EBITDA and recast the prior period for comparability. This revision, which resulted in a US$1.3 million revision to Q1 2024 metrics, reflects non-cash fair value changes in cryptocurrency-settled receivables and payables as they do not represent normal operating expenses (or income) necessary to operate our business.
[3]	Indicative timing. All timing references are to calendar quarters and years.
[4]	Figures may not add due to rounding.
[5]	“Adjusted profit/(loss)” is defined as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, and changes in fair value of cryptocurrency-settled receivables and payables.

BITDEER GROUP UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31,	As of December 31,
(US $ in thousands)	2025	2024
ASSETS
Current assets
Cash and cash equivalents	215,642	476,270
Restricted cash	12,107	9,144
Cryptocurrencies	131,144	77,537
Trade receivables	10,263	9,627
Amounts due from a related party	15,810	15,512
Prepayments and other assets	335,071	291,929
Inventories	153,740	64,888
Financial assets at fair value through profit or loss	4,540	4,540
Total current assets	878,317	949,447

Non-current assets
Restricted cash	5,906	8,212
Prepayments and other assets	46,652	18,244
Financial assets at fair value through profit or loss	35,428	37,981
Mining rigs	101,581	67,324
Right-of-use assets	75,338	69,273
Property, plant and equipment	302,210	251,377
Investment properties	30,529	30,723
Intangible assets	78,303	83,235
Goodwill	35,818	35,818
Deferred tax assets	8,543	6,220
Total non-current assets	720,308	608,407
TOTAL ASSETS	1,598,625	1,557,854

LIABILITIES
Current liabilities
Trade payables	50,729	31,471
Other payables and accruals	38,098	40,617
Amounts due to a related party	7,788	8,747
Income tax payables	2,437	2,729
Derivative liabilities	256,775	763,939
Deferred revenue	61,016	39,029
Borrowings	215,436	208,127
Lease liabilities	6,895	5,460
Total current liabilities	639,174	1,100,119

Non-current liabilities
Other payables and accruals	1,786	1,650
Deferred revenue	68,449	90,200
Lease liabilities	78,846	72,673
Deferred tax liabilities	15,721	16,614
Total non-current liabilities	164,802	181,137
TOTAL LIABILITIES	803,976	1,281,256

NET ASSETS	794,649	276,598

EQUITY
Share capital	*	*
Treasury equity	(181,065)	(160,926)
Accumulated deficit	(239,531)	(649,004)
Reserves	1,215,245	1,086,528
TOTAL EQUITY	794,649	276,598

*	Amount less than US$1,000

BITDEER GROUP UNAUDITED CONSOLIDATED OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended March 31,
(US $ in thousands)	2025	2024

Revenue	70,128	119,506
Cost of revenue	(73,353)	(85,375)
Gross profit / (loss)	(3,225)	34,131
Selling expenses	(1,393)	(1,690)
General and administrative expenses	(15,389)	(14,969)
Research and development expenses	(59,014)	(21,164)
Other operating income / (expenses)	(7,789)	1,746
Other net gain	503,050	2,447
Profit from operations	416,240	501
Finance income / (expenses)	(9,343)	151
Profit before taxation	406,897	652
Income tax benefit / (expenses)	2,576	(46)
Profit for the period	409,473	606
Other comprehensive income
Income for the period	409,473	606
Other comprehensive income for the period
Item that may be reclassified to profit or loss
Exchange differences on translation of financial statements	166	32
Other comprehensive income for the period, net of tax	166	32
Total comprehensive income for the period	409,639	638

Earnings / (loss) per share (in US$)
Basic	2.15	0.01
Diluted	(0.37)	0.01
Weighted average number of shares outstanding (thousand shares)
Basic	190,199	114,843
Diluted	228,561	117,041

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(US $ in thousands)	2025	2024

Cash flows from operating activities
Cash used in operating activities:	(280,889)	(132,867)
Interest paid on leases	(702)	(652)
Interest paid on borrowings	(4,493)	(465)
Interest received	2,724	1,813
Income tax paid	(628)	-
Net cash used in operating activities	(283,988)	(132,171)

Cash flows from investing activities
Purchase of property, plant and equipment, investment properties and intangible assets	(44,770)	(29,615)
Purchase of mining rigs	(955)	(1,560)
Purchase of financial assets at fair value through profit or loss	(132)	(992)
Purchase of cryptocurrencies	(18,159)	-
Proceeds from disposal of cryptocurrencies	12,283	90,380
Cash paid for the site and gas-fired power project in Alberta, Canada	(21,870)	-
Net cash generated from / (used in) investing activities	(73,603)	58,213

Cash flows from financing activities
Capital element of lease rentals paid	(1,942)	(1,338)
Proceeds from issuance of shares for exercise of share rewards	530	37
Proceeds from issuance of ordinary shares, net of transaction costs	118,403	49,931
Payment for the future issuance cost	-	(303)
Acquisition of treasury shares	(21,010)	-
Payment for transaction costs in connection with convertible senior notes	(1,119)	-
Net cash generated from financing activities	94,862	48,327

Net decrease in cash and cash equivalents	(262,729)	(25,631)
Cash and cash equivalents at the beginning of the period	476,270	144,729
Effect of movements in exchange rates on cash and cash equivalents held	2,101	(637)
Cash and cash equivalents at the end of the period	215,642	118,461

Use of Non-IFRS Financial Measures

In evaluating the Company’s business, the Company considers and uses non-IFRS measures, adjusted EBITDA and adjusted profit / (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, and changes in fair value of cryptocurrency-settled receivables and payables, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, and changes in fair value of cryptocurrency-settled receivables and payables.

The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s profit or loss for the periods, as determined in accordance with IFRS. The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of profit/(loss) for the relevant period to adjusted EBITDA and adjusted profit/ (loss), for the three months ended March 31, 2025 and 2024.

BITDEER GROUP UNAUDITED NON-IFRS ADJUSTED EBITDA AND ADJUSTED PROFIT / (LOSS) RECONCILIATION

	Three months ended March 31,
(US $ in thousands)	2025	2024
Adjusted EBITDA
Profit for the period	409,473	606
Add：
Depreciation and amortization	25,387	18,187
Income tax (benefit) / expenses	(2,576)	46
Interest (income) / expense, net	10,880	(608)
Share-based payment expenses	10,404	7,803
Changes in fair value of derivative liabilities	(507,162)	-
Changes in fair value of cryptocurrency-settled receivables and payables	(2,551)	1,305
Total of Adjusted EBITDA	(56,145)	27,339	[2]

Adjusted Profit / (loss)
Profit for the period	409,473	606
Add：
Share-based payment expenses	10,404	7,803
Changes in fair value of derivative liabilities	(507,162)	-
Changes in fair value of cryptocurrency-settled receivables and payables	(2,551)	1,305
Total of Adjusted Profit / (loss)	(89,836)	9,714	[2]

For investor and media inquiries, please contact:

Investor Relations
Yujia Zhai
Orange Group
bitdeerIR@orangegroupadvisors.com

Public Relations

Nishant Sharma

BlocksBridge Consulting

bitdeer@blocksbridge.com